As filed with the Securities and Exchange Commission on October 18, 2018.

Registration No. 333-227523

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LogicBio Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2836	47-1514975
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

610 Main Street, 3rd Floor

Cambridge, MA 02139

(617) 245-0399

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Frederic Chereau

President and Chief Executive Officer

LogicBio Therapeutics, Inc.

610 Main Street, 3rd Floor

Cambridge, MA 02139

(617) 245-0399

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marc A. Rubenstein Michael S. Pilo Ropes & Gray LLP Prudential Tower 800 Boylston St. Boston, MA 02199 (617) 951-7000	Divakar Gupta Brent B. Siler Richard C. Segal Cooley LLP 1114 Avenue of the Americas New York, NY 10036 (212) 479-6000

Approximate date of commencement of proposed sale to public:

As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ (333-227523)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If and emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☒

This post-effective amendment shall become effective upon filing in accordance with Rule 462(d) promulgated under the Securities Act of 1933, as amended.

Explanatory Note

This Post-Effective Amendment No. 1 (this “Amendment”) relates to the Registrant’s Registration Statement on Form S-1 (File No. 333-227523), as amended, declared effective on October 18, 2018 by the Securities and Exchange Commission. The Registrant is filing this Amendment for the sole purpose of replacing Exhibit 5.1 to the Registration Statement.

PART II

Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

(B)EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

1.1*	Form of Underwriting Agreement.

3.1*	Form of Third Amended and Restated Certificate of Incorporation (to be effective upon closing of this offering).

3.2*	Amended and Restated Certificate of Incorporation.

3.3*	Certificate of Amendment to the Amended and Restated Certificate of Incorporation.

3.4*	Form of Amended and Restated By-laws (to be effective upon closing of this offering).

3.5*	By-laws.

4.1*	Form of Specimen Common Stock Certificate.

4.2*	Investors’ Rights Agreement, dated as of June 19, 2017, by and among LogicBio Therapeutics, Inc. and each of the Investors and Common Holders listed therein.

5.1	Opinion of Ropes & Gray LLP.

10.1+*	Amended and Restated Exclusive (Equity) Agreement dated January 31, 2018, between The Board of Trustees of the Leland Stanford Junior University and LogicBio Therapeutics, Inc.

10.2+*	Patent & Technology License Agreement, dated May 7, 2018, by and between LogicBio Therapeutics, Inc. and The Board of Regents of the University of Texas System.

10.3†*	Form of Indemnification Agreement.

10.4†*	LogicBio Therapeutics, Inc. 2014 Equity Incentive Plan, as amended.

10.5†*	Form of Stock Option Agreement under the LogicBio Therapeutics, Inc. 2014 Equity Incentive Plan.

10.6†*	Form of Restricted Stock Agreement under the LogicBio Therapeutics, Inc. 2014 Equity Incentive Plan.

10.7*	Consulting Agreement with Mark Kay, dated April 1, 2018.

10.8†*	LogicBio Therapeutics, Inc. 2018 Equity Incentive Plan.

10.9†*	LogicBio Therapeutics, Inc. 2018 Employee Stock Purchase Plan.

10.10†*	LogicBio Therapeutics, Inc. 2018 Cash Incentive Plan.

10.11†*	Form of Incentive Stock Option Agreement under the LogicBio Therapeutics, Inc. 2018 Equity Incentive Plan.

10.12†*	Form of Non-Statutory Stock Option Agreement under the LogicBio Therapeutics, Inc. 2018 Equity Incentive Plan.

10.13†*	Form of Amended and Restated Executive Employment Agreement, by and between LogicBio Therapeutics, Inc. and Frederic Chereau.

10.14†*	Form of Amended and Restated Executive Employment Agreement, by and between LogicBio Therapeutics, Inc. and Matthias Jaffé.

(B)EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

10.15†*	Form of Amended and Restated Executive Employment Agreement, by and between LogicBio Therapeutics, Inc. and Tom Wilton.

21.1*	Subsidiaries of LogicBio Therapeutics, Inc.

23.1*	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP.

23.2	Consent of Ropes & Gray LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

*	Previously filed.
†	Indicates a management contract or compensatory plan.
+	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cambridge, Commonwealth of Massachusetts, on October 18, 2018.

LogicBio Therapeutics, Inc.

By:	/s/ Frederic Chereau
Frederic Chereau
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Frederic Chereau Frederic Chereau	President, Chief Executive Officer and Director (Principal Executive Officer)	October 18, 2018

* Matthias Jaffé	Chief Financial Officer (Principal Financial and Accounting Officer)	October 18, 2018

* Leon Chen, Ph.D.	Director	October 18, 2018

* Erez Chimovits	Director	October 18, 2018

* Sofia Ioannidou, Ph.D.	Director	October 18, 2018

* Tomer Kariv	Director	October 18, 2018

* Mark Kay, M.D., Ph.D.	Director	October 18, 2018

SIGNATURE	TITLE	DATE

* Richard Moscicki, M.D.	Director	October 18, 2018

* Daniel O’Connell, M.D., Ph.D.	Director	October 18, 2018

* Michael Wyzga	Director	October 18, 2018

*By:	/s/ Frederic Chereau
Frederic Chereau
Attorney-in-Fact

II-4